Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-4 No. 333-142568) and related Prospectus of PXRE Group Ltd. related to the proposed merger of PXRE Group Ltd. and Argonaut Group, Inc. and to the incorporation by reference therein of our reports dated February 23, 2007, with respect to the consolidated financial statements of Argonaut Group, Inc., Argonaut Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Argonaut Group, Inc., incorporated by reference or included in its Annual Report (Form 10-K) for the year ended December 31, 2006, and the related financial statement schedules of Argonaut Group, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, Texas
June 15, 2007